IMPROVE **CANNAE**

Vote FOR all 4 of Carronade's Nominees To Install
Independent Oversight

Vote AGAINST the leadership that left shareholders behind - Shareholders continue to bear the cost of this chronic mismanagement, failed oversight and value destruction while Cannae insiders have extracted hundreds of millions of dollars in compensation.

-60%
Shareholder Returns Over Past 5 Years

$650M
Paid Collectively to Directors and Management

Carronade's Nominees Are Committed to Holding Cannae Accountable

Independent Proxy Advisors Unanimously Agree – Electing **ALL FOUR** of Carronade's highly qualified and independent nominees provides a mandate for real change and adds desperately needed independence to Cannae's conflicted Board.


Mona Aboelnaga


Benjamin C. Duster, IV


Dennis A. Prieto


Chérie L. Schaible

VOTE GOLD TODAY to select Carronade's nominees. **WITHHOLD** on Cannae's nominees Erika Meinhardt, Barry B. Moullet, James B. Stallings, Jr., and Frank P. Willey.

GOLD PROXY CARD

IMPROVE CANNAE

CARRONADE NOMINEES	FOR	WITHHOLD
Mona Aboelnaga	☑	☐
Benjamin C. Duster, IV	☑	☐
Dennis A. Prieto	☑	☐
Chérie L. Schaible	☑	☐

OPPOSED CANNAE NOMINEES		
Erika Meinhardt	☐	❌
James B. Stallings Jr.	☐	❌
Frank P. Willey	☐	❌
Barry B. Moullet	☐	❌

PROPOSALS

❌ Strong recommendation to vote "AGAINST" Proposal 2 (Say-on-Pay)

✅ Strong recommendation to vote "FOR" Proposal 4 (Board Declassification)

For help voting your shares, please contact Okapi Partners LLC at its toll-free number **(855) 208-8903** or via email at **info@okapipartners.com**

Disclaimers

This letter does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in any state to any person. This letter does not recommend the purchase or sale of a security. There is no assurance or guarantee with respect to the prices at which any securities of Cannae Holdings, Inc. (the "Company") will trade, and such securities may not trade at prices that may be implied herein. This letter reflects the analysis and perspectives of Carronade Capital Management, LP ("Carronade Capital Management") in connection with the solicitation of proxies of the Company. The discussions and opinions herein are for general information only, and are not intended to provide financial, legal or investment advice to any specific person who may receive this letter. Each shareholder of the Company should independently evaluate the proxy materials and make a decision that aligns with their own financial interests, consulting with their own advisers, as necessary. **Shareholders of the Company and their respective advisors are urged to read the definitive proxy statement and all other relevant documents filed with the SEC.**

This letter contains forward-looking statements. Forward-looking statements are statements that are not historical facts and may include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words "expects", "anticipates", "believes", "intends", "estimates", "plans", "will be" and similar expressions. Examples include potential value, future actions, proposed strategies and potential impact of electing Carronade's nominees to the Company's board of directors. Although Carronade and its affiliates believe that the expectations reflected in forward-looking statements contained herein are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties—many of which are difficult to predict and are generally beyond the control of Carronade Capital Management or the Company—that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. In addition, the foregoing considerations and any other publicly stated risks and uncertainties should be read in conjunction with the risks and cautionary statements discussed or identified in the Company's public filings with the U.S. Securities and Exchange Commission, including those listed under "Risk Factors" in the Company's annual reports on Form 10-K and quarterly reports on Form 10-Q . The forward-looking statements speak only as of the date hereof and, other than as required by applicable law, Carronade does not undertake any obligation to update or revise any forward-looking information or statements. Certain information included in this letter is based on data obtained from sources considered to be reliable. Any analyses provided herein is intended to assist the reader in evaluating the matters described herein and may be based on subjective assessments and assumptions and may use one among alternative methodologies that produce different results. No statement in contained herein is intended to be nor may be construed as a profit forecast. Carronade Capital Management is not acting and does not purport to act in any way as an advisor or in a fiduciary capacity vis-à-vis any shareholder. Accordingly, any analyses should not be viewed as factual and should not be relied upon as an accurate prediction of future results. All figures are estimates and, unless required by law, are subject to revision without notice.

The successful election of Carronade's nominees does not constitute a guarantee that any proposed strategy or operational modifications detailed herein will be successfully implemented or attained. As the elected nominees will constitute a minority of the Board of Directors, their capacity to effectuate changes is contingent upon the collective decision-making and support of the entire Board and existing management. Any strategic plan or operational changes outlined herein are **non-binding recommendations** and do not constitute a commitment or promise.

Certain of the funds(s) and/or account(s) ("Accounts") managed by Carronade Capital Management currently beneficially own shares of the Company. Carronade Capital Management in the business of trading (i.e., buying and selling) securities and intends to continue trading in the securities of the Company. You should assume the Accounts will from time to time sell all or a portion of its holdings of the Company in open market transactions or otherwise, buy additional shares (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls, swaps or other derivative instruments relating to such shares. Consequently, Carronade Capital Management's beneficial ownership of shares of, and/or economic interest in, the Company may vary over time depending on various factors, with or without regard to Carronade Capital Management's views of the Company's business, prospects, or valuation (including the market price of the Company's shares), including, without limitation, other investment opportunities available to Carronade Capital Management, concentration of positions in the portfolios managed by Carronade Capital Management, conditions in the securities markets, and general economic and industry conditions. Without limiting the generality of the foregoing, in the event of a change in the Company's share price on or following the date hereof, Carronade Capital Management may buy additional shares or sell all or a portion of its Account's holdings of the Company (including, in each case, by trading in options, puts, calls, swaps, or other derivative instruments relating to the Company's shares). Carronade Capital Management also reserves the right to change the opinions expressed herein and its intentions with respect to its investment in the Company, and to take any actions with respect to its investment in the Company as it may deem appropriate, and disclaims any obligation to notify the market or any other party of any such changes or actions, except as required by law.



Additional information, including instructions on how to vote your shares and stay connected with us, can be found at: *www.improvecannae.com*

Together, we can **#ImproveCannae.**
Vote using the enclosed **GOLD** proxy card.

IMPROVE CANNAE